The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600



April 7, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Amendment of Forecast for Year-end Dividend and Financial Results of FY2004

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name: Tsukasa Tanigawa
Title: Joint General Manager

April 7, 2005
The Sumitomo Trust & Banking Co., Ltd.

Amendment of Forecast for Year-end Dividend and Financial Results of FY2004

The Sumitomo Trust and Banking Co., Ltd. ("Sumitomo Trust") hereby announces that its forecast for the year-end dividend for the common stock and for the financial results of the fiscal year ended March 31,2005 is amended as shown below.

1. Amendment of Forecast for Year-end Dividend for the Common Stock (FY2004)

(Yen)

	Dividend paid to common stock		
	At the end of the first half FY (Interim Dividend)	At the end of FY	In total
Previous forecast (as of November 2004)	--	10.00	10.00
Amended forecast	--	12.00	12.00
Dividend paid for FY2003	--	6.00	6.00

* Dividend payout ratio to net income on a consolidated basis: 21%(FY2004), 12%(FY2003)

The dividend policy of Sumitomo Trust is to set dividends in line with the amount of earnings available for payout. Sumitomo Trust has decided near-term target level of dividend payout ratio against net income on a consolidated basis to be 20% or above, comprehensively evaluating the situation of its earnings and possible strategic investment opportunities.

Under the dividend policy above, the forecast for the year-end dividend for the common stock is amended to 12 yen per share, based on the forecast of financial results of the FY2004 as shown in following pages. It is 6 yen increase from 6 yen per share of the previous fiscal year.

2. Amendment of Forecast for Financial Results of FY2004
(For the period from April 1, 2004 to March 31, 2005)

	Billions of Yen			
	Consolidated		Non-consolidated	
	Net operating profit	Net income	Net operating profit	Net income
Previous forecast (as of November 2004) (A)	145.0	85.0	135.0	80.0
Amended forecast (B)	**130.0**	**95.0**	**120.0**	**85.0**
Change (B) - (A)	- 15.0	+ 10.0	- 15.0	+ 5.0
Change (%)	- 10%	+ 12%	- 11%	+ 6%

The amendment of Net income (non-consolidated) is mainly due to increase in Net business profit before credit costs, which reflects sound earnings condition. In addition, Extraordinary profit from change in equity related to subsidiary companies contributes to the upward amendment of Net income (consolidated). Net operating profits (non-consolidated and consolidated) are amended mainly due to the reversal of reserve posted as Extraordinary profit.

(Appendix – Referential Data)

1. Summary of Amended Forecast for Financial Results of FY2004

	Billions of Yen		
(non-consolidated)	Previous forecast (as of November 2004) (A)	**Amended forecast (B)**	Change (B) - (A)
Net business profit before credit costs (*)	140.0	**150.0**	+ 10.0
Credit costs (excluding Reversal of reserves) (a)	0.0	**- 20.0**	- 20.0
Net capital gains/losses on stock	-5.0	**- 10.0**	- 5.0
Net operating income	135.0	**120.0**	- 15.0
Extraordinary income	-	**20.0**	+ 20.0
(Reversal of reserves)(b)	(-)	**(20.0)**	(+ 20.0)
Net income	80.0	**85.0**	+5.0
Total credit costs (a + b) (**)	0.0	**0.0**	0.0
(consolidated)			
Net operating income	145.0	**130.0**	- 15.0
Net income	85.0	**95.0**	+ 10.0

(*) Net business profit before credit costs = Net business profit + Trust account credit costs + Net transfer to general reserve

(**) Total credit costs = Total amount of Trust account credit costs, Banking account credit costs and Reversal of reserves

2. Assets Classified under the Financial Reconstruction Law (non-consolidated; at the end of March 2005)

	Billions of Yen		
	March 2004	September 2004	**March 2005 (Preliminary)**
Bankrupt and Practically Bankrupt	18.7	79.2	**15.0**
Doubtful	113.1	47.9	**90.0**
Substandard	157.1	95.9	**85.0**
Total (Ratio to total loan balance)	288.9 (2.8%)	223.0 (2.2%)	**190.0** **(1.8%)**
Total loan balance	10,410.8	10,154.8	**10,350.0**
Special Mention excluding Substandard	502.0	446.4	**360.0**

* Figures are those in Banking account and Trust account combined, after the partial direct write-off.

3. Net Unrealized Gains/ Losses of "Available-for-sale securities" (non-consolidated; at the end of March 2005)

	Billions of Yen		
	Unrealized gains and losses (after write-off)		
	March 2004	September 2004	**March 2005 (Preliminary)**
Available-for-sale securities	160.0	135.2	**195.0**
(for stocks only)	(158.9)	(142.0)	**(195.0)**

4. BIS Capital Adequacy Ratio (consolidated; at the end of March 2005)

	Billions of Yen		
	March 2004	September 2004	**March 2005 (Preliminary)**
Total stockholders' equity	1,390.6	1,505.6	**1,490.0**
Tier 1	789.9	839.7	**870.0**
(Net deferred tax assets / Tier 1)	(18.9%)	(15.5%)	**(9%)**
BIS capital adequacy ratio	12.45%	13.24%	**Mid 12%**
Tier 1	7.07%	7.38%	**7.0% - 7.5%**

Referential data above are preliminary numbers, and are subject to change.

For enquiries, please contact

Koichi Onaka, Head of IR Office, Financial Management Dept.

Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654